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                                                                      Exhibit 24

                              [COWEN LETTERHEAD]

January 30, 1997

Board of Directors
Healthdyne Technologies, Inc.
1255 Kennestone Circle
Marietta, GA  30066

Ladies and Gentlemen:

You have requested our opinion as investment bankers as to the adequacy, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $0.01 per share of Healthdyne Technologies, Inc. (the "Company") other than Invacare Corporation, of the terms of the Offer to Purchase (as hereinafter defined). For purposes of this opinion, the "Offer to Purchase" means the offer described below pursuant to that certain Offer to Purchase included in the Schedule 14D-1 filed with the Securities and Exchange Commission on January 27, 1997 by I.H.H. Corp. (the "Bidder"), a wholly-owned subsidiary of Invacare Corporation (the "Schedule 14D-1").

As more specifically set forth in the Schedule 14D-1, the Bidder has offered, subject to certain conditions set forth in the Offer to Purchase, to purchase all of the outstanding shares of Common Stock of the Company, and the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of May 22, 1995 between the Company and Trust Company Bank, as Rights Agent (the "Rights Agreement"), at a purchase price of $13 per share (and associated Right) net to the seller in cash.

In the ordinary course of its services, Cowen & Company ("Cowen") is regularly engaged in the valuation and pricing of businesses and their securities and in advising corporate securities issuers on related matters.

In arriving at our opinion, Cowen has, among other things:

(1) reviewed the Company's financial statements for the fiscal years ended December 31, 1994, 1995 and 1996, certain publicly available filings with the Securities and Exchange Commission and certain other relevant financial and operating data of the Company;

(2)     reviewed the Schedule 14D-1;

(3) held meetings and discussions with management and senior personnel of the Company to discuss the business, operations, historical financial results and future prospects of the Company;

(4) reviewed financial projections furnished to us by management of the Company relating to, among other things, the capital structure, sales, net income, cash flow, capital requirements and other data of the Company we deemed relevant;




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Healthdyne Technologies, Inc.
January 30, 1997
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(5)     reviewed the valuation of the Company in comparison to other similar publicly traded companies;

(6) reviewed the historical prices and trading activity of the Common Stock of the Company from January 26, 1996 through January 28, 1997 and compared those trading histories with those of other companies which we deemed relevant;

(7) compared the transaction contemplated by the Offer to Purchase with other similar transactions, including the acquisition of control; and

(8) compared the discount rate implied by the Offer to Purchase as applied to the cash flows assumed by projections of the Company's management, to the weighted average cost of capital of other similar publicly traded companies; and

(9) conducted such other studies, analysis, inquiries and investigations as we deemed appropriate.

Cowen was not requested to, and did not, solicit third party indications of interest in acquiring the Company.

On January 28, 1997, the closing price of the Common Stock of the Company in the last transaction reported by NASDAQ National Market was $14 1/4 per share.

In rendering this opinion, we relied upon the Company's management with respect to the accuracy and completeness of the financial and other information furnished to us as described above. We have not assumed any responsibility for independent verification of such information, including financial information, nor have we made an independent evaluation or appraisal of any of the properties or assets of the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer to Purchase and will receive a fee for our services. We will also receive a fee for rendering this opinion. In the past, Cowen and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. Cowen served as the lead manager in the Company's June 1993 initial public offering, advised the Company in its May 1995 spin-off from Healthdyne, Inc. and advised the Company with respect to the May 1995 implementation of the Rights Agreement. In addition, in the ordinary course of its business, Cowen trades the equity securities of the Company for its own account and for the accounts of its customers, and, accordingly, it may at any time hold a long or short position in such securities. Moreover, Cowen and its affiliates own 547,000 shares of Common Stock of the Company.

On the basis of our review and analysis, as described above, it is our opinion as investment bankers that, as of the date hereof, the financial terms of the Offer to Purchase are grossly inadequate, from a financial point of view, to the stockholders of the Company other than Invacare Corporation.

Very truly yours,



Cowen & Company